Exhibit 99.1

STARFIELD RESOURCES INC.
(An Exploration Stage Company)

FINANCIAL STATEMENTS

FEBRUARY 28, 2007

AUDITORS' REPORT

To the Shareholders of
Starfield Resources Inc.

We have audited the balance sheets of Starfield Resources Inc. as at February 28, 2007 and 2006 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada	Chartered Accountants

March 30, 2007

STARFIELD RESOURCES INC.
(An Exploration Stage Company)
BALANCE SHEETS
AS AT FEBRUARY 28

	2007	2006

ASSETS

Current
Cash	$505,890	$2,134,103
Receivables	175,528	152,807
Refundable deposits	39,051	42,866
Prepaid expenses and deposits	43,753	-

	764,222	2,329,776
Mineral properties (Note 3)	63,580,718	46,374,775
Equipment (Note 4)	719,434	218,908

	$65,064,374	$48,923,459

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	$2,536,117	$1,526,829
Current portion of capital lease obligations	141,536	-
	2,677,653	1,526,829

Capital lease obligations (Note 5)	184,640	-

Future income taxes (Note 6)	1,259,781	1,843,783-
	4,122,074	3,370,612

Shareholders’ equity
Capital stock (Note 7)	72,516,649	56,768,001
Contributed surplus (Note 7)	2,411,519	670,233
Deficit	(13,985,868)	(11,885,387)

	60,942,300	45,552,847

	$65,064,374	$48,923,459

Nature and continuance of operations (Note 1)
Commitments (Note 9)
Subsequent events (Note 12)

On behalf of the Board:

(signed)	Director	(signed)	Director
Glen Macdonald		Glen Indra

The accompanying notes are an integral part of these financial statements.

STARFIELD RESOURCES INC.
(An Exploration Stage Company)
STATEMENTS OF OPERATIONS AND DEFICIT
YEAR ENDED FEBRUARY 28

	2007	2006

EXPENSES
General and Administrative
- Accounting and legal	$449,419	$180,410
- Advertising and promotion	180,737	100,215
- Computer	12,906	27,542
- Consulting fees	234,883	403,415
- Directors’ fees	108,240	-
- Investor relations	237,210	50,698
- Interest on obligations under capital lease	17,722	-
- Management fees	836,478	96,000
- Office	28,896	85,340
- Office equipment rent	27,514	27,010
- Rent and office services	242,493	322,795
- Telephone	22,465	17,216
- Transfer and regulatory fees	148,477	113,067
- Travel and conferences	566,151	916,329
Amortization	4,771	4,412
Stock-based compensation (Note 7)	1,644,628	-
Interest and bank charges	5,866	91,831

Loss before the following:	(4,768,856)	(2,436,280)

Mineral properties written off	(1)	(331,519)
Interest income	155,783	8,796

	155,782	(322,723)

Loss before income taxes	(4,613,074)	(2,759,003)

Future income tax recovery (Note 6)	2,512,593	63,509

Net Loss	(2,100,481)	(2,695,494)

Deficit, beginning of year	(11,885,387)	(9,189,893)

Deficit, end of year	$(13,985,868)	$(11,885,387)

Basic and diluted loss per share	$(0.02)	$(0.02)

Weighted average number of shares outstanding	189,473,794	139,439,136

The accompanying notes are an integral part of these financial statements.

STARFIELD RESOURCES INC.
(An Exploration Stage Company)
STATEMENTS OF CASH FLOWS
YEAR ENDED FEBRUARY 28

	2007	2006

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$(2,100,481)	$(2,695,494)
Items not affecting cash:
Future income tax recovery	(2,512,593)	(63,509)
Stock-based compensation	1,644,628	-
Amortization of computers and office equipment	4,771	4,412
Mineral claims and exploration expenses written-off	1	331,519

Changes in non-cash working capital items:
Receivables	(22,721)	(39,100)
Refundable deposits	3,815	-
Prepaid expenses and deposits	(43,753)	8,489
Accounts payable and accrued liabilities	57,431	337,512

Net cash used in operating activities	(2,968,902)	(2,116,171)

CASH FLOWS FROM INVESTING ACTIVITIES
Mineral properties	(16,153,771)	(12,060,656)
Acquisition of exploration equipment	(235,861)	(138,709)

Net cash used in investing activities	(16,389,632)	(12,199,365)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of capital lease	(103,749)	-
Share issue costs	(1,280,542)	(541,483)
Issuance of shares and units	19,114,612	15,661,958

Net cash provided by financing activities	17,730,321	15,120,475

Change in cash	(1,628,213)	804,939

Cash, beginning of year	2,134,103	1,329,164

Cash, end of year	$505,890	$2,134,103

Supplemental disclosure with respect to cash flows (Note 11)

The accompanying notes are an integral part of these financial statements.

STARFIELD RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
FEBRUARY 28, 2007

1.           NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated under the Business Corporations Act (Alberta, Canada) on April 22, 1994, registered in the province of British Columbia as an extra-provincial company on April 22, 1998 and in the Nunavut Territory, Canada as an extra-territorial corporation on March 18, 2003. The Alberta registration was discontinued and continued in British Columbia on October 27, 2006. Its major business activity is the exploration and development of mineral properties, particularly its Ferguson Lake Platinum-Palladium-Nickel-Cobalt-Copper project in Nunavut, Canada. All of the Company’s properties are located in Canada.

The Company is an advanced exploration and development company focused on its Ferguson Lake property. Starfield owns a 100% undivided interest in the Ferguson Lake Platinum-Palladium-Nickel-Cobalt-Copper property (Note 3).

The underlying value of the mineral properties and related deferred costs is entirely dependent on the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of these properties, and upon profitable future production. Currently, the Company has no producing mineral properties. The Company plans to meet anticipated financing needs in connection with its obligations by the exercise of stock options and purchase warrants, through private placements and underwritings and short-term loans.

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

All amounts are in Canadian dollars unless otherwise stated.

2.             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the year reported. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future years could be significant. Actual results will likely differ from those estimates.

b) Mineral properties

The cost of each mineral property, or interest therein, together with exploration costs are capitalized until the properties to which they relate are placed into production, sold or abandoned or management has determined there to be an impairment in value. Costs of abandoned properties are written off to operations. These costs will be amortized on the basis of units produced in relation to the proven and probable reserves available on the related property following commencement of production.

STARFIELD RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
FEBRUARY 28, 2007

2.             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

b) Mineral properties (cont’d…)

The costs capitalized do not necessarily reflect present or future values. The ultimate recovery of such amounts depends on the discovery of economically recoverable reserves, successful commercial development of the related properties, availability of financing and future profitable production or proceeds from the disposition of the properties. There are no proven or probable reserves on the properties.

Although the Company has taken steps to verify the title to resource properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements, transfers or native land claims and title may be affected by undetected defects.

c) Equipment and amortization

Equipment is recorded at cost with amortization provided on a declining balance as follows:

Exploration equipment                                                          30%
Computers                                                                                        30%
Office equipment                                                                             20%
Equipment under capital lease                                                      30%

In the year of acquisition only one-half of the normal rates are applied. Amortization related to exploration equipment is deferred to mineral properties as they are part of exploration costs.

d) Leases

Leases that substantially transfer all of the benefits and risks of ownership of property to the Company, or otherwise meet the criteria for capitalization under Canadian generally accepted accounting principles, are accounted for as capital leases. An asset is recorded at the time a capital lease is entered into together with its related long-term obligation to reflect its purchase and financing. Rental payments under operating leases are expensed as incurred.

e) Asset retirement obligations

An asset retirement obligation is a legal obligation associated with the retirement of tangible long-lived assets that the Company is required to settle. The Company recognizes the fair value of a liability for an asset retirement obligation in the period in which it is incurred when a reasonable estimate of fair value can be made. The carrying amount of the related long-lived asset is increased by the same amount as the liability. To date, the Company has not incurred any asset retirement obligations.

STARFIELD RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
FEBRUARY 28, 2007

2.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

f) Flow-through common shares

Resource expenditure deductions for income tax purposes related to exploration activities funded by flow-through share arrangements are renounced to investors in accordance with Canadian income tax legislation. The Company records a future income tax liability and a reduction in capital stock for the estimated tax benefits transferred to shareholders. When the Company renounces flow-through expenditures, a portion of the Company’s future income tax assets that were not recognized in previous years, due to the recording of a valuation allowance, will be recognized as a recovery of future income taxes in the statement of operations.

g) Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the year. For loss per share the dilutive effect has not been computed as it proved to be anti-dilutive. Basic loss per share is calculated using the weighted-average number of shares outstanding during the year.

h) Stock-based compensation

The Company follows the fair value method of accounting for its stock-based compensation. The fair value of the stock options awarded is determined at the grant date using the Black-Scholes option pricing model and the associated expense is recognized over the vesting period. Consideration paid for the shares on the exercise of stock options is credited to capital stock.

i) Income taxes

Income taxes are provided for in accordance with the asset and liability method. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax bases (temporary differences). Future income tax assets and liabilities are measured using the enacted tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in rates is included in operations in the year in which the change is enacted or substantively enacted. The amount of future income tax assets recognized is limited to the amount that is more likely then not to be realized.

STARFIELD RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
FEBRUARY 28, 2007

3.	MINERAL PROPERTIES

	Ferguson Lake	Starfield / Wyn Ferguson Lake Project	February 28, 2007

Acquisition costs:
Balance, beginning of year	$2,166,230	$1	$2,166,231
Additions	21,421	-	21,421
Write-offs	-	(1)	(1)

Balance, end of year	2,187,651	-	2,187,651

Exploration costs:
Balance, beginning of year	44,208,544	-	44,208,544
Personnel	2,678,972	-	2,678,972
Air support including helicopter moves	5,048,488	-	5,048,488
Diamond drilling	3,173,861	-	3,173,861
Camp support costs, including fuel	4,220,799	-	4,220,799
Analytical and geophysical services	1,834,422	-	1,834,422
Mobilization and demobilization	227,981	-	227,981

Balance, end of year	61,393,067	-	61,393,067

Balance, February 28, 2007	$63,580,718	$-	$63,580,718

	Ferguson Lake	Starfield / Wyn Ferguson Lake project	February 28, 2006

Acquisition costs:
Balance, beginning of year	$1,950,000	$20,000	$1,970,000
Additions	216,230	-	216,230
Acquisition costs written down	-	(19,999)	(19,999)

Balance, end of year	2,166,230	1	2,166,231

Exploration costs:
Balance, beginning of year	31,769,921	311,520	32,081,441
Personnel	2,702,923	-	2,702,923
Air support including helicopter moves	2,725,889	-	2,725,889
Diamond drilling	2,123,335	-	2,123,335
Camp support costs, including fuel	2,479,166	-	2,479,166
Analytical and geophysical services	2,383,622	-	2,383,622
Mobilization and demobilization	23,688	-	23,688

	44,208,544	311,520	44,520,064
Exploration costs written-off	-	(311,520)	(311,520)
Balance, end of year	44,208,544	-	44,208,544

Balance, February 28, 2006	$46,374,774	$1	$46,374,775

STARFIELD RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
FEBRUARY 28, 2007

3.             MINERAL PROPERTIES (cont’d…)

Ferguson Lake claims

Under the terms of the purchase agreement, the Company earned a 100% interest in the property, subject to a 3% net smelter royalty (NSR) on mineral production, a 3% gross overriding royalty on diamond production and a $25,000 annual advance royalty payment. The Company was also required to pay the vendor an annual operator management fee on the annual qualifying exploration expenditures on the Ferguson Lake claims. The Company has the right to purchase 1% of the 3% NSR for $1,000,000 up to 180 days after receipt of a positive feasibility study recommending commercial production. The Company has terminated the annual management fee in exchange for increasing the annual advance royalty payment to $50,000.

Starfield / Wyn Ferguson Lake project:

On November 8, 2002 (as amended May 6, 2003 and December 3, 2003), Wyn Developments Inc. (“Wyn”) entered into an option agreement with Hunter Exploration Group (“Hunter”) to earn an undivided 100% interest in certain claims located contiguous to the Ferguson Lake claims, Nunavut Territory in consideration of the issuance of 1,100,000 units to Hunter, the expenditure of $1,000,000 over four calendar years between 2002 and 2005 on exploration and development on the property and the payment of advance royalty payments. In July 2003, the Company signed an option agreement with Wyn whereby the Company could earn a 50% interest in these claims. Under the terms of the agreement, the Company was required to incur a total of $500,000 (one-half of the total commitment of Wyn) in exploration expenditures in the calendar years 2004 through to 2005 and contribute an additional $75,000 for exploration in calendar year 2004. In addition, the Company was required to pay $15,000 and $10,000 advance royalties on July 1, 2004 and July 1, 2005 respectively. In April 2004, the Company signed an addendum to the Starfield / Wyn option agreement to add claims which were staked under an area of mutual agreement. The new claims are held on a 50-50 basis.

The exploration commitments were not completed by either party and it was decided by management to write-down the mineral property to $1 because the Company and Wyn retained interest in certain claims that fell outside the Hunter agreement. The remaining amount was written off during the fiscal 2007 as the claims expired.

4.	EQUIPMENT

	2007
	Cost	Accumulated Amortization	Net Book Value

Exploration equipment	$365,743	$155,476	$210,267
Computers	53,210	38,009	15,201
Office equipment	9,462	7,221	2,241
Equipment under capital lease	578,501	86,776	491,725

	$1,006,916	$287,482	$719,434

STARFIELD RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
FEBRUARY 28, 2007

4.	EQUIPMENT (cont’d…)

	2006
	Cost	Accumulated Amortization	Net Book Value

Exploration equipment	$289,209	$81,761	$207,448
Computers	42,458	33,799	8,659
Office equipment	9,461	6,660	2,801

	$341,128	$122,220	$218,908

Amortization on exploration equipment of $160,489 (2006 - $59,186) was deferred to mineral properties.

5.             CAPITAL LEASE OBLIGATIONS

Future minimum lease payments under capital leases for equipment are as follows:

	2007	2006

Leases payable bearing interest at rates from 6.4% to 7.6% per annum, repayable in monthly instalments totalling $13,351 including interest, secured by equipment.	$326,176	$-

Less: current portion	(141,536)	-

	$184,640	$-

Estimated minimum lease payments are as follows:

2008	$160,211
2009	115,467
2010	69,813
2011	12,402

357,893

Less amount representing interest	(31,717)

Balance of obligation	$326,176

STARFIELD RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
FEBRUARY 28, 2007

6.	FUTURE INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2007	2006

Loss for the year before income tax recovery	$(4,613,074)	$(2,759,003)

Income tax recovery	$1,605,881	$1,056,339
Non-deductible expenses	(78,365)	(131,555)
Stock-based compensation	(588,563)	-
Resource loss for tax purposes	(765,144)	(714,261)
Share issuance costs	20,171	41,464
Non-capital losses, financing costs and resource pool benefits	2,318,613	(188,478)

Total income tax recovery	$2,512,593	$63,509

The significant components of the Company’s future income tax assets and liabilities are as follows:

	2007	2006

Future tax assets (liabilities):

Loss carryforwards	$3,129,569	$2,841,729
Equipment	(107,714)	20,391
Share issuance costs	378,195	134,288
Resource deductions	(4,659,831)	(4,840,191)

Net future tax liabilities	$(1,259,781)	$(1,843,783)

The Company has non-capital losses of approximately $10,095,000 available for deduction against future years’ taxable income. These losses, if not utilized, will expire through 2027. Subject to certain restrictions, the Company also has resource expenditures available to reduce taxable income in future years.

STARFIELD RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
FEBRUARY 28, 2007

7.	CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Capital Stock	Contributed Surplus

Authorized:
Unlimited number of common voting shares, no par value
Unlimited number of First Preferred shares
Unlimited number of Second Preferred shares

Common shares issued:
Balance, February 28, 2005	123,584,856	$43,249,352	$795,323
Exercise of options	625,000	256,500	-
Exercise of warrants	17,434,625	5,834,810	-
Private placements	21,705,870	9,570,648	-
Contributed surplus on exercise of options	-	125,090	(125,090)
Flow-through tax benefits renounced	-	(1,726,916)	-
Share issuance costs	-	(541,483)	-

Balance, February 28, 2006	163,350,351	56,768,001	670,233
Exercise of options	585,000	162,500
Exercise of warrants	1,033,334	620,000	-
Private placements	35,881,162	18,332,112	-
Stock-based compensation	-	-	1,644,628
Contributed surplus on exercise of options	-	11,152	(11,152)
Flow-through tax benefits renounced	-	(1,928,591)	-
Share issuance costs	-	(1,448,525)	107,810

Balance, February 28, 2007	200,849,847	$72,516,649	$2,411,519

During the year ended February 28, 2007, the Company issued the following common shares:

i)	585,000 common shares issued pursuant to the exercise of stock options for proceeds of $162,500.

ii)	1,033,334 common shares issued pursuant to the exercise of purchase warrants for proceeds of $620,000.

iii)
In May 2006, the Company issued 24,424,501 units at $0.53 per unit and 5,571,796 flow-through shares at $0.65 per share for gross proceeds of $16,566,653. Each unit consisted of one common share and one-half of one transferable common share purchase warrant; each whole warrant entitles the holder to acquire one additional common share at an exercise price of $0.75 per share expiring May 10, 2007. The Company paid issuance costs of $1,183,509 and granted finder’s warrants, valued at $107,810 entitling the holder to acquire an additional 1,002,347 common shares of the Company at an exercise price of $0.65 per share expiring May 10, 2007 (859,182) and May 23, 2007 (143,165). The finder’s warrants were valued using the Black-Scholes option pricing model with an expected volatility of 56%, a risk free interest rate of 4.11%, an expected life of 1 year and an expected dividend yield of 0%. The Company also granted the agent the right to participate in up to 50% of any further private placements to May 2007 (Note 12).

STARFIELD RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
FEBRUARY 28, 2007

7.	CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

iv)	In December 2006, the Company issued 5,884,865 flow-through shares at $0.30 per share for gross proceeds of $1,765,459 and paid issuance costs of $157,206.

During the year ended February 28, 2006, the Company issued the following common shares:

i)	625,000 common shares issued pursuant to the exercise of stock options for proceeds of $256,500.

ii) 17,434,625 common shares issued pursuant to the exercise of purchase warrants for proceeds of $5,834,810.

iii)	In June 2005, the Company issued 2,000,000 flow-through shares at $0.55 per share for gross proceeds of $1,100,000 and paid share issuance costs of $99,000.

iv)	In August 2005, the Company issued 1,030,000 flow-through shares at $0.55 per share for net proceeds of $566,500.

v)
In October 2005, the Company issued 8,675,995 flow-through shares at $0.45 per share for gross proceeds of $3,904,198 and 9,999,875 units at $0.40 per unit for gross proceeds of $3,999,950. Each unit consisted of one common share and one share purchase warrant. Every two warrants entitle the holder to acquire one additional common share at an exercise price of $0.50 per share and expiring December 28, 2007 (3,250,000 warrants) and January 20, 2008 (6,749,875 warrants). The Company paid share issuance costs of $442,483.

Stock options

The Company has a stock option plan whereby, from time to time, at the discretion of the Board of Directors, stock options are granted to directors, officers and certain consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. The exercise price of each option is based on the market price of the Company’s common stock at the date of the grant less an applicable discount. The options can be granted for a maximum term of 5 years and vest at the discretion of the Board of Directors.

The following incentive stock options and share purchase warrants were outstanding at February 28, 2007:

	Number of Shares	Exercise Price	Expiry Date

Options
	400,000	$0.40	March 8, 2007
	450,000	$0.90	March 8, 2007
	2,140,000	$0.40	February 14, 2008
	2,230,000	$0.25	November 18,2008
	550,000	$0.25	January 7, 2009
	2,495,000	$0.40	August 27, 2009
	1,310,000	$0.40	January 31, 2010
	4,790,000	$0.60	March 31, 2011
	4,750,000	$0.285	February 1, 2012
	19,115,000
- Continued -

STARFIELD RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
FEBRUARY 28, 2007

7.	CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Stock options (cont’d…)

	Number of Shares	Exercise Price	Expiry Date
Cont’d…
Warrants	859,182	$0.65	May 10, 2007
	143,165	$0.65	May 23, 2007
	1,625,000	$0.50	December 28, 2007
	3,374,937	$0.50	January 20, 2008
	16,199,868	$0.75	May 10, 2007
	22,202,152

During fiscal 2007, the expiry date of warrants to acquire 2,611,100 common shares exercisable at $0.75 per share was extended from November 29, 2006 to May 10, 2007 and the expiry date of warrants to acquire 1,376,519 common shares exercisable at $0.75 per share was extended from December 2, 2006 to May 10, 2007.

Warrants and stock options transactions are summarized as follows:

	Warrants		Stock Options
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price

Outstanding, February 28, 2005	41,077,887	$0.50	12,097,000	$0.39
Granted	4,999,937	0.50	-	-
Exercised	(17,434,625)	0.34	(625,000)	0.41
Expired/cancelled	(30,940)	0.45	-	-

Outstanding, February 28, 2006	28,612,259	0.60	11,472,000	0.39
Granted	13,214,596	0.74	9,540,000	0.44
Exercised	(1,033,334)	0.60	(585,000)	0.28
Expired/cancelled	(18,591,369)	0.60	(1,312,000)	0.50

Outstanding, February 28, 2007	22,202,152	$0.69	19,115,000	$0.41

Number currently exercisable	22,202,152	$0.69	15,552,500	$0.44

Stock-based compensation

During the year ended February 28, 2007, the Company granted 9,540,000 stock options (2006 - Nil) to directors, employees and consultants. The Company recognized $1,644,628 (2006 - $Nil) in stock-based compensation expense, with a corresponding credit to contributed surplus on the balance sheet. The compensation recognized was calculated using the Black-Scholes option pricing model. The weighted average fair value of options granted during the current year was $0.23 (2006 - $Nil).

STARFIELD RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
FEBRUARY 28, 2007

7.	CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Stock-based compensation (cont’d…)

The following weighted average assumptions were used in the valuation of stock options granted:

2007

Risk-free interest rate	4.12%
Expected life of options	5 years
Annualized volatility	61%
Dividend rate	0.00%

Flow-through Shares

During the year ended February 28, 2007, the Company issued 11,456,661 (2006 - 11,705,995) flow-through shares and has renounced $5,387,126 (2006 - $5,570,698) of expenditures to the flow-through shareholders.

8.	RELATED PARTY TRANSACTIONS

During the year, the Company had the following transactions with officers and directors and other companies with which officers or directors are related:

	2007	2006

Management fees	$461,667	$96,000
Consulting fees	52,702	79,000
Directors’ fees	108,240	-

Included in accounts payable is $97,290 (2006 - $Nil) due to directors, officers and other companies with which directors or officers are related.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

9.	COMMITMENTS

a)
The Company leases its head office under an agreement expiring August 31, 2007. Minimum annual rents are $80,000 plus a proportionate share of the property taxes and operating expenses. The total minimum obligation under this lease over fiscal 2008 is $21,052.

b)
The Company rents its Ferguson Lake Camp Lodge under an agreement expiring March 30, 2007 with a renewal option for a further 2 years (Note 12). Minimum annual rents are $42,672 plus related taxes. The minimum obligation under this lease over fiscal 2008 is $3,556.

STARFIELD RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
FEBRUARY 28, 2007

9.	COMMITMENTS (cont’d…)

c)
The Company rents its office copiers under a 60 month operating lease expiring April 2009 with annual lease payments of $7,680. The minimum obligation under this lease over the next three years is as follows:

2008	$7,680
2009	7,680
2010	1,280

10. FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, receivables, refundable deposits, accounts payable and accrued liabilities and capital lease obligations. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments other than capital lease obligations approximates their carrying value, due to their short term maturity. The fair value of the capital lease obligations approximates the carrying amount.

11. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2007	2006

Cash paid during the year for interest	$23,588	$89,962

Cash received during the year for interest	$155,783	$8,796

Cash paid during the year for income taxes	$-	$-

The significant non-cash transactions during the year ended February 28, 2007 included:

a) Incurring accounts payable of $1,426,695 towards mineral properties and $60,173 towards share issuance costs.

b) Granted finder’s warrants valued at $107,810 as issuance costs on a private placement.

c) Acquired equipment with a capital lease obligation of $429,925

The significant non-cash transactions during the year ended February 28, 2006 included:

a)	The reclassification of contributed surplus amounting to $125,090 due to the exercise of stock options.

b)	The renunciation of $5,570,698 to subscribers of 11,705,995 flow-through shares.

c)	Incurring accounts payable of $535,011 towards mineral property costs.

STARFIELD RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
FEBRUARY 28, 2007

12. SUBSEQUENT EVENTS

Subsequent to February 28, 2007, the Company entered into the following transactions:

a)
On March 27, 2007, the Company issued 27,142,858 flow through common shares at a price of $0.28 per share for gross proceeds of $7,600,000 and 31,249,999 units at a price of $0.24 per unit for gross proceeds of $7,500,000. Each unit consists of one common share and one-half of one transferable common share purchase warrant. Each whole warrant entitles the holder to acquire one common share at an exercise price of $0.30 per share for a period of 2 years.

The Company paid issuance costs of $1,052,100 and granted finders’ warrants entitling the holder to acquire an additional 4,569,999 common shares of the Company at an exercise price of $0.24 per share for a period of two years. Included in these costs was a cash payment of $142,100 and warrants to acquire 507,500 common shares issued as a result of a prior commitment (Note 7).

b)	On March 30, 2007, the Company renewed its lease of the Ferguson Lake Camp Lodge under existing terms for a one year term expiring March 30, 2008 (Note 9).